Exhibit 99.1

Corporate Presentation ASX:PGL OTC:PGLA www.progen-pharma.com Sue MacLeman Chief Executive Officer suem@progen-pharma.com January 2011 Improving cancer patients’ lives Creating long term stakeholder value by delivering novel cancer therapeutics

Forward Looking Statements This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88), PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. Sue MacLeman suem@progen-pharma.com +61 437 211 200 2

Company Overview

Company Synopsis

- Progen Pharmaceuticals Ltd is a publicly listed clinical stage oncology drug development company (ASX:PGL, OTC: PGLA)
- Our core focus is the development of anti-angiogenesis and anti-metastatic products. This dual mechanism therapeutic approach focuses on controlling both tumor growth and spread.

2010 Company Highlights

- New team, in-depth strategic review of operations, plan in place to rebuild the company
- Company turned its core focus to dual mechanism oncology drugs
- Commenced an attractive divestment program containing oncology epigenetic and anti-proliferation compounds – EpiPharma Inc
- Muparfostat (PI-88) Phase III licensed to Medigen Biotechnology Corporation (Taipei, Taiwan)
- PG545 entered clinic ahead of schedule - Phase I clinical trial in advanced solid tumors

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 3

Pipeline Sue MacLeman suem@progen-pharma.com +61 437 211 200 4

Heparanase as a Target Heparanase is the only enzyme capable of cleaving heparan sulfate – a critical component of the extracellular matrix Degradation of heparan sulfate by heparanase is an important step in angiogenesis, metastasis and inflammation Heparanase inhibition is an important component of the activity observed for both PI-88 and PG545

Muparfostat (PI-88) Phase III (Partnered) Lead compound from our proprietary heparan sulfate platform moving to Phase III in post resection liver cancer First in class heparanase inhibitor with cytostatic action: Anti-angiogenic and anti-metastatic agent Protected by patents in all key markets Conducted under a company-sponsored IND with the 6 US FDA API manufactured at our Brisbane manufacturing facility with very competitive API cost of goods License and Collaboration Agreement signed with Medigen - June 2010

PG545 – Phase 1

- PG545 is a proprietary compound developed from an in-house rational drug discovery program which is protected by patent applications in all key markets.
- PG545 is a single molecular entity, unlike similar classes of agents such as PI-88 (Progen) and M-402 (Momenta), with fully synthetic manufacture and low cost of goods.
- Initially indicated for advanced cancer patients with solid tumors.
- Has a favorable target product profile.
- Convenient once-weekly parenteral dosing schedule and will be able to be administered in an out-patient setting.
- PI-88 is the first in class heparanase inhibitor, PG545 is potentially the best-in-class with superior drug like properties.


PG-545
Heparan Sulfate Mimicry
Heparanase Inhibition
Blocks breakdown of extracellular matrix
Angiogenic Growth Factor Inhibition
(incl. VEGFs, FGFs)
via interaction with the heparan sulfate-binding domain
Angiogenesis, Metastasis & Inflammation
Angiogenesis

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 7

PG545: Promising Preclinical Results Fig 2: PG545 Inhibits Angiogenesis In vivo in the AngioSponge™ model following both daily and twice-weekly doses similar to tyrosine kinase inhibitor Sorafenib (Nexavar®) Fig 3: PG545 inhibits spontaneous metastasis in tumor models in which Sorafenib is not effective Vehicle Control PG545 – 15mg/kg, 2x wk (TGI = 30%) PG545 – 20mg/kg, 2x wk (TGI = 66%) PG545 – 25mg/kg, 2x wk (TGI = 95%) Sorafenib – 60mg/kg, 1x daily 25 30 No. of Lung Metastases + Breast Cancer model (4T1) 3 3.5 No. of lung metastasis Vehicle Control PG545 – 20mg/kg, once only (TGI = 63%) PG545 – 20mg/kg, 1x wk (TGI = 96%) Sorafenib – 60mg/kg, 1x daily Lewis Lung Carcinoma Sue MacLeman suem@progen-pharma.com +61 437 211 200 0 5 10 15 20 * *** 0 0.5 1 1.5 2 2.5 ** 8

PG545: Commercialization Strategy

- Cancer is a leading cause of death worldwide and every 29 seconds someone will hear "I'm sorry, you have cancer". Progen focuses its activities on novel treatments for cancer, an area of significant and growing unmet need.

PG545 Competitive Advantage

- Extending cancer patients' lives - unlike other anti-angiogenesis and tyrosine kinase inhibitors, PG545 prevents rather than accelerates metastasis.
- Multiple oncology indications possible.
- Progen intends to bring PG545 to market through strategic alliances and partnerships with experienced oncology biotechnology and pharmaceutical companies.

Short Term Development Plan

- Initiation of Phase I clinical trial in advanced cancer patients in Q4 2010
- IND enabling studies ongoing with completion by Q2 2011
- IND filing to FDA by Q2 2011
- Initiate Phase II trial in selected cancer indication in 2012

Accelerated Metastasis after Short-Term Treatment with a Potent Inhibitor of Tumor Angiogenesis

John M.L. Ebos,[1,2] Christina R. Lee,[1] William Cruz-Munoz,[1] Georg A. Bjarnason,[3] James G. Christensen,[4] and Robert S. Kerbel[1,2,*]
[1]Molecular and Cellular Biology Research, Sunnybrook Health Sciences Centre, Toronto, ON M4N 3M5, Canada
[2]Department of Medical Biophysics, University of Toronto, Toronto, ON M5G 2M9, Canada
[3]Sunnybrook Odette Cancer Centre, Toronto, ON M5G 2M9, Canada
[4]Pfizer Global Research and Development, La Jolla Labs, La Jolla, CA 92121, USA

Silencing or Fueling Metastasis with VEGF Inhibitors: Antiangiogenesis Revisited

Sonja Loges,[1,2] Massimiliano Mazzone,[1,2] Philipp Hohensinner,[1,2] and Peter Carmeliet[1]
[1]Vesalius Research Center, VIB, B-3000 Leuven, Belgium
[2]Vesalius Research Center, KU Leuven, B-3000 Leuven, Belgium

Antiangiogenic Therapy Elicits Malignant Progression of Tumors to Increased Local Invasion and Distant Metastasis

Marta Páez-Ribes,[1,4] Elizabeth Allen,[2,4] James Hudock,[2] Takaaki Takeda,[4] Hiroaki Okuyama,[4] Francesc Viñals,[1,5] Masahiro Inoue,[4] Gabriele Bergers,[3] Douglas Hanahan,[2,*] and Oriol Casanovas[1,*]

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 9

Divestment of "CellGate" assets acquired in 2008 – EpiPharma Inc

Epigenetics is currently a hot area for drug discovery with significant interest from the investment community. We have two programs that fit as a divestment package that should allow the company to extract value for shareholders without diverting away from core oncology assets.

- **Epigenetics Program** – 'Controlling expression of function of genes involved in cancer initiation and progression'
  - Preclinical development compounds
  - Extensive discovery platform
  - PG11144 lead LSD1 inhibitor compound
- **Anti-proliferation program** - 'Controlling cell growth through polyamines'
  - PG11047 in Phase 1 clinical studies
  - New IP surrounding the use of PG11047 with epigenetic modulators now available adding further value
- **Divestment plan**
  - US office closed in October 2010 resulting in substantial cost savings
  - Form "NewCo" (EpiPharma Inc) under which equity or royalties and milestone payments are issued to various parties that are entitled to consideration pertaining to the development of the "CellGate assets"
  - Progen to retain significant interest
  - Plan to divest assets as investable package
  - Information memorandum being prepared and NewCo agreements being finalized
  - Plan to hold discussions with interested parties in Q1 2011 with any transaction expected to take at least 6 months

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Capital Structure and Financials

As at 30 June 2010

Market Cap: AUD$9.9 million

Cash: 30 June 2010 AUD$15.1 million

Total Shares: 24,709,097

(~10% OTC PGLA; ~90% ASX PGL)

Unlisted options on issue: 1,790,000

Net Tangible Assets per Share: 30 June 2010 AUD$0.61

Top 20 Shareholders: 55% of issued shares

Substantial Shareholders: 22% of issued shares

- Medigen Biotechnology Corporation (8.46%)
- Su-Hua Chuang et al (8.59%)
- CCH Investments et al (5.03%)

Experienced Board	
Mr Stuart James	Non-Executive Chairman
Dr Julie Cherrington	Non-Executive Director
Dr John Chiplin	Non-Executive Director
Mr Thomas Burt	Non-Executive Director
Mr Heng Tang	Non-Executive Director
Dr Paul Lin	Non-Executive Director


PROGEN FPO
PGL.AX
New Board
New CEO
Medigen deal announced
Medigen PI-88 deal final
Cellgate divestment update
Jan-10
Mar-10
May-10
Jul-10
Sep-10
Nov-10
Volume
Thousands

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 11